                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                              S C H E D U L E   13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                            PMC INTERNATIONAL, INC.                    .
-------------------------------------------------------------------------------
                              (Name of Issuer)
                        Common Stock, $0.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  693437303
                             ---------------------
                                (CUSIP Number)

                             Copy to:     Stephen A. Cohen, Esq.
Wheatley Partners, L.P.                   Morrison Cohen Singer & Weinstein, LLP
80 Cuttermill Road, Suite 311             750 Lexington Avenue
Great Neck, New York 11021                New York, New York 10022
Telephone (516) 773-1024                  Telephone (212) 735-8600
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                              DECEMBER 23, 1996
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))

CUSIP
No. 693437303                         13D
-------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                       Wheatley Partners, L.P.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds*          WC
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               / /
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              Delaware
-------------------------------------------------------------------------------
                 7    Sole Voting Power
                        886,000 shares                                     6.1%
 Number of      ---------------------------------------------------------------
  Shares         8    Shared Voting Power
Beneficially             55,000 shares                                     0.4%
  Owned By      ---------------------------------------------------------------
   Each          9    Sole Dispositive Power
 Reporting              886,000 shares                                     6.1%
  Person        ---------------------------------------------------------------
   With          10   Shared Dispositive Power
                         55,000 shares                                     0.4%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                        941,000 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           6.5%
-------------------------------------------------------------------------------
14   Type of Reporting Person*                      PN
-------------------------------------------------------------------------------

                                  -2 of 22-

CUSIP
No. 693437303                         13D
-------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                           Barry Rubenstein
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds*         WC
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               / /
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
                 7    Sole Voting Power
                               0 shares                                      0%
 Number of      ---------------------------------------------------------------
  Shares         8    Shared Voting Power
Beneficially            941,000 shares                                     6.5%
  Owned By      ---------------------------------------------------------------
   Each          9    Sole Dispositive Power
 Reporting                    0 shares                                       0%
  Person        ---------------------------------------------------------------
   With          10   Shared Dispositive Power
                        941,000 shares                                     6.5%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                        941,000 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    6.5%
-------------------------------------------------------------------------------
14   Type of Reporting Person*
                                 IN
-------------------------------------------------------------------------------

                                  -3 of 22-

CUSIP
No. 693437303                        13D
-------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                           Irwin Lieber
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds*      WC
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               / /
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                        United States
-------------------------------------------------------------------------------
                 7    Sole Voting Power
                              0 shares                                       0%
 Number of      ---------------------------------------------------------------
  Shares         8    Shared Voting Power
Beneficially            941,000 shares                                     6.5%
  Owned By      ---------------------------------------------------------------
   Each          9    Sole Dispositive Power
 Reporting                    0 shares                                       0%
  Person        ---------------------------------------------------------------
   With          10   Shared Dispositive Power
                        941,000 shares                                     6.5%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                        941,000 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           6.5%
-------------------------------------------------------------------------------
14   Type of Reporting Person*
                              IN
-------------------------------------------------------------------------------

                                  -4 of 22-

CUSIP
No. 693437303                        13D
-------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                         Barry Fingerhut
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds*      WC
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               / /
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
                 7    Sole Voting Power
                               0 shares                                      0%
 Number of      ---------------------------------------------------------------
  Shares         8    Shared Voting Power
Beneficially            941,000 shares                                     6.5%
  Owned By      ---------------------------------------------------------------
   Each          9    Sole Dispositive Power
 Reporting                    0 shares                                       0%
  Person        ---------------------------------------------------------------
   With          10   Shared Dispositive Power
                        941,000 shares                                     6.5%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                       941,000 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           6.5%
-------------------------------------------------------------------------------
14   Type of Reporting Person*
                                IN
-------------------------------------------------------------------------------




                                  -5 of 22-

CUSIP
No. 693437303                        13D
-------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                       Wheatley Partners LLC
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds*     WC
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               / /
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              Delaware
-------------------------------------------------------------------------------
                 7    Sole Voting Power
                               0 shares                                      0%
 Number of      ---------------------------------------------------------------
  Shares         8    Shared Voting Power
Beneficially            941,000 shares                                     6.5%
  Owned By      ---------------------------------------------------------------
   Each          9    Sole Dispositive Power
 Reporting                    0 shares                                       0%
  Person        ---------------------------------------------------------------
   With          10   Shared Dispositive Power
                        941,000 shares                                     6.5%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                        941,000 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           6.5%
-------------------------------------------------------------------------------
14   Type of Reporting Person*
                               OO
-------------------------------------------------------------------------------


                                  -6 of 22-

CUSIP
No. 693437303                       13D
-------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                            Seth Lieber
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds*     WC
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               / /
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
                 7    Sole Voting Power
                              0 shares                                       0%
 Number of      ---------------------------------------------------------------
  Shares         8    Shared Voting Power
Beneficially            941,000 shares                                     6.5%
  Owned By      ---------------------------------------------------------------
   Each          9    Sole Dispositive Power
 Reporting                    0 shares                                       0%
  Person        ---------------------------------------------------------------
   With          10   Shared Dispositive Power
                        941,000 shares                                     6.5%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                        941,000 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                            6.5%
-------------------------------------------------------------------------------
14   Type of Reporting Person*
                                 IN
-------------------------------------------------------------------------------


                                  -7 of 22-

CUSIP
No. 693437303                         13D
-------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                           Jonathan Lieber
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds*
                       WC
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               / /
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
                 7    Sole Voting Power
                              0 shares                                       0%
 Number of      ---------------------------------------------------------------
  Shares         8    Shared Voting Power
Beneficially            941,000 shares                                     6.5%
  Owned By      ---------------------------------------------------------------
   Each          9    Sole Dispositive Power
 Reporting                    0 shares                                       0%
  Person        ---------------------------------------------------------------
   With          10   Shared Dispositive Power
                        941,000 shares                                     6.5%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                        941,000 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           6.5%
-------------------------------------------------------------------------------
14   Type of Reporting Person*
                                IN
-------------------------------------------------------------------------------



                                  -8 of 22-

CUSIP
No. 693437303                        13D
-------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                          Matthew A. Smith
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds*
                         WC
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               / /
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
                 7    Sole Voting Power
                              0 shares                                       0%
 Number of      ---------------------------------------------------------------
  Shares         8    Shared Voting Power
Beneficially            941,000 shares                                     6.5%
  Owned By      ---------------------------------------------------------------
   Each          9    Sole Dispositive Power
 Reporting                    0 shares                                       0%
  Person        ---------------------------------------------------------------
   With          10   Shared Dispositive Power
                        941,000 shares                                     6.5%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                        941,000 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           6.5%
-------------------------------------------------------------------------------
14   Type of Reporting Person*
                                IN
-------------------------------------------------------------------------------



                                  -9 of 22-

CUSIP
No. 693437303                       13D
-------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                    Wheatley Management Ltd.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds*       WC
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               / /
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                Cayman Islands, B.W.I.
-------------------------------------------------------------------------------
                 7    Sole Voting Power
                              0 shares                                       0%
 Number of      ---------------------------------------------------------------
  Shares         8    Shared Voting Power
Beneficially            941,000 shares                                     6.5%
  Owned By      ---------------------------------------------------------------
   Each          9    Sole Dispositive Power
 Reporting                    0 shares                                       0%
  Person        ---------------------------------------------------------------
   With          10   Shared Dispositive Power
                        941,000 shares                                     6.5%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                        941,000 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           6.5%
-------------------------------------------------------------------------------
 14 Type of Reporting Person*     OO
-------------------------------------------------------------------------------



                                  -10 of 22-

CUSIP
No. 693437303                        13D
-------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                   Wheatley Foreign Partners, L.P.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds*     WC
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               / /
-------------------------------------------------------------------------------
 6  Citizenship or Place of Organization                               Delaware
-------------------------------------------------------------------------------
                 7    Sole Voting Power
                         55,000 shares                                     0.4%
 Number of      ---------------------------------------------------------------
  Shares         8    Shared Voting Power
Beneficially            886,000 shares                                     6.1%
  Owned By      ---------------------------------------------------------------
   Each          9    Sole Dispositive Power
 Reporting               55,000 shares                                     0.4%
  Person        ---------------------------------------------------------------
   With          10   Shared Dispositive Power
                        886,000 shares                                     6.1%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                        941,000 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           6.5%
-------------------------------------------------------------------------------
14   Type of Reporting Person*
                               PN
-------------------------------------------------------------------------------



                                  -11 of 22-

    This statement, dated December 23rd, 1996, relates to the reporting persons' ownership of common stock of PMC International, Inc. (the "Issuer").


ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.01 par value per share ("Common Stock"), (CUSIP No. 693437303)

         PMC International, Inc.
         555 17th Street, 14th Floor
         Denver, Colorado 80202

ITEM 2.  IDENTITY AND BACKGROUND

    1. (a) WHEATLEY PARTNERS, L.P., a limited partnership organized under the laws of the State of Delaware ("Wheatley").
         (b)  Address:   c/o Wheatley Partners LLC
                         80 Cuttermill Road, Suite 311
                         Great Neck, New York 11021

         (c)  Principal Business: Investments
         (d)  No.
         (e)  No.

    Wheatley Partners LLC is the general partner of Wheatley. The limited partners of Wheatley include certain other investors.

    2. (a) BARRY RUBENSTEIN, a member and Chief Executive Officer of Wheatley Partners LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.

         (b)  Address:   68 Wheatley Road
                         Brookville, New York 11545

         (c) Principal Occupation: General partner of partnerships and limited partnerships engaged in the investment business.

         (d)  No.
         (e)  No.
         (f)  Citizenship: United States


                                  -12 of 22-

    3. (a) IRWIN LIEBER, a member and President, Secretary and Treasurer of Wheatley Partners LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners L.P., and President and a Director of Wheatley Management Ltd., a general partner of Wheatley Foreign Partners, L.P.

         (b)  Address:  80 Cuttermill Road, Suite 311
                        Great Neck, New York 11021

         (c)  Principal Occupation: Investment adviser.
         (d)  No.
         (e)  No.
         (f)  Citizenship: United States

    4. (a) BARRY FINGERHUT, a member and Executive Vice President of Wheatley Partners LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.
 .
         (b)  Address:  80 Cuttermill Road, Suite 311
                        Great Neck, New York 11021

         (c)  Principal Occupation: Investment adviser.
         (d)  No.
         (e)  No.
         (f)  Citizenship: United States

    5. (a) WHEATLEY PARTNERS LLC, a limited liability company organized under the laws of the State of Delaware ("Wheatley LLC").

         (b)  Address:  80 Cuttermill Road, Suite 311
                        Great Neck, New York 11021

         (c)  Principal Business: Investments
         (d)  No.
         (e)  No.

         Wheatley LLC is the general partner of Wheatley, and also a general partner of Wheatley Foreign Partners, L.P.

    6. (a) SETH LIEBER, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.

         (b)  Address:   80 Cuttermill Road, Suite 311
                         Great Neck, New York 11021


                                  -13 of 22-

         (c)  Principal Occupation: Investments
         (d)  No.
         (e)  No.
         (f)  Citizenship: United States

    7. (a) JONATHAN LIEBER, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.

         (b)  Address:  80 Cuttermill Road, Suite 311
                        Great Neck, New York 11021

         (c)  Principal Occupation: Investments.
         (d)  No.
         (e)  No.
         (f)  Citizenship: United States

    8. (a) MATTHEW A. SMITH, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.

         (b)  Address:  80 Cuttermill Road, Suite 311
                        Great Neck, New York 11021

         (c)  Principal Occupation: Investments
         (d)  No.
         (e)  No.
         (f)  Citizenship: United States

    9. (a) WHEATLEY FOREIGN PARTNERS, L.P., a limited partnership organized under the laws of Delaware ("Wheatley Foreign").

         (b)  Address:  Third Floor
                        One Capital Place
                        P.O. Box 1062
                        George Town, Grand Cayman
                        Cayman Islands, B.W.I.

          (c)  Principal Business:  Investments.
          (d)  No.
          (e)  No.

        The general partners of Wheatley Foreign are Wheatley LLC, and Wheatley Management Ltd.


                                  -14 of 22-

    10. (a) WHEATLEY MANAGEMENT LTD., a company incorporated in the Cayman Islands ("Wheatley Management").

         (b)  Address:  Third Floor
                        One Capital Place
                        P.O. Box 1062
                        George Town, Grand Cayman
                        Cayman Islands, B.W.I.

         (c)  Principal Business:  Investments.
         (d)  No.
         (e)  No.

         Wheatley Management is a general partner of Wheatley Foreign.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 23, 1996, Wheatley and Wheatley Foreign purchased 886,000 and 55,000 shares of the Issuer's Common Stock, in a private placement (the "Private Placement"). Wheatley and Wheatley Foreign obtained funds for the purchases of the Common Stock from their working capital and other funds.

         The amount of funds used in making the purchases of the Common Stock is set forth below:

         NAME                             AMOUNT OF CONSIDERATION

         Wheatley Partners, L.P.          $1,882,750
         Wheatley Foreign Partners, LP       116,875


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The reporting persons acquired their shares for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) The following list sets forth the aggregate number and percentage (based on 14,470,756 shares of Common Stock outstanding as reported by a representative of the Issuer as of



                                  -15 of 22-

December 24, 1996) of outstanding shares of Common Stock owned beneficially by each person named in Item 2, as of December 24, 1996:

                                    Shares of        Percentage of Shares of
                                  Common Stock            Common Stock
     Name                      Beneficially Owned      Beneficially Owned
     ----                      ------------------    -----------------------
Wheatley Partners, L.P.(1)           941,000                  6.5%
Barry Rubenstein(2)                  941,000                  6.5%
Irwin Lieber(2)                      941,000                  6.5%
Barry Fingerhut(2)                   941,000                  6.5%
Wheatley Partners LLC(2)             941,000                  6.5%
Seth Lieber(2)                       941,000                  6.5%
Jonathan Lieber(2)                   941,000                  6.5%
Matthew A. Smith(2)                  941,000                  6.5%
Wheatley Management Ltd.(2)          941,000                  6.5%
Wheatley Foreign Partners, L.P.(3)   941,000                  6.5%

         (b) Wheatley has sole power to vote and dispose of 886,000 shares of Common Stock, representing approximately 6.1% of the outstanding Common Stock and may be deemed to have shared power to vote and dispose of 55,000 shares of Common Stock representing approximately 0.4% of the outstanding Common Stock.

         By virtue of being a member and an officer of Wheatley LLC, Barry Rubenstein may be deemed to have shared power to vote and dispose of 941,000 shares of Common Stock, representing approximately 6.5% of the outstanding Common Stock.

         By virtue of being a member and an officer of Wheatley LLC, Irwin Lieber may be deemed to have shared power to vote and dispose of 941,000 shares of Common Stock, representing approximately 6.5% of the outstanding Common Stock.

         By virtue of being a member and an officer of Wheatley LLC, Barry Fingerhut may be deemed to have shared power to vote and dispose of 941,000 shares of Common Stock, representing approximately 6.5% of the outstanding Common Stock.
_______________________________
     1 Includes 886,000 shares of Common Stock owned by Wheatley. Wheatley disclaims beneficial ownership of 55,000 shares of Common Stock owned by Wheatley Foreign.

     2 The reporting person disclaims beneficial ownership of these securities except to the extent of his or its equity ownership therein.

     3 Includes 55,000 shares of Common Stock owned by Wheatley Foreign. Wheatley Foreign disclaims beneficial ownership of 886,000 Shares of Common Stock owned by Wheatley.


                                  -16 of 22-

         By virtue of being the general partner of Wheatley and Wheatley Foreign, Wheatley LLC may be deemed to have shared power to vote and dispose of 941,000 shares of Common Stock, representing approximately 6.5% of the outstanding Common Stock.

         By virtue of being a member and an officer of Wheatley LLC, Seth Lieber may be deemed to have shared power to vote and dispose of 941,000 shares of Common Stock, representing approximately 6.5% of the outstanding Common Stock.

          By virtue of being a member and an officer of Wheatley LLC, Jonathan Lieber may be deemed to have shared power to vote and dispose of 941,000 shares of Common Stock, representing approximately 6.5% of the outstanding Common Stock.

         By virtue of being a member and an officer of Wheatley LLC, Matthew A. Smith may be deemed to have shared power to vote and dispose of 941,000 shares of Common Stock, representing approximately 6.5% of the outstanding Common Stock.

         Wheatley Foreign has sole power to vote and dispose of 55,000 shares of Common Stock representing approximately 0.4% of the outstanding Common Stock and may be deemed to have shared power to vote and dispose of 886,000 shares of Common Stock, representing approximately 6.1% of the outstanding Common Stock.

         By virtue of being a general partner of Wheatley Foreign, Wheatley Management may be deemed to have shared power to vote and dispose of 941,000 shares of Common Stock, representing approximately 6.5% of the outstanding Common Stock.

         (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from October 23, 1996 through December 23, 1996, inclusive.

    Name of              Purchase or   Number of Shares      Purchase or
    Shareholder          Sale Date     Purchased or (Sold)   Sale Price
    -----------          -----------   -------------------   ------------
Wheatley Partners, L.P.   12/23/96           886,000           $2.125

Wheatley Foreign
Partners, L.P.            12/23/96            55,000           $2.125

    Wheatley and Wheatley Foreign acquired the shares of Common Stock from the Issuer in the Private Placement.




                                  -17 of 22-

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) Wheatley and Wheatley Foreign have entered into a co-investment agreement (the "Co-investment Agreement") dated as of June 25, 1996 pursuant to which Wheatley and Wheatley Foreign have agreed to act as co-investors with respect to the purchases of securities of certain companies.

     (b) The Issuer has agreed within 45 days after the closing of the Private Placement to file a shelf registration statement covering the securities and all other shares of common stock that the Issuer may elect to register on behalf of others. The Issuer has agreed to use its best efforts to keep the registration continuously effective for the period ending on the earlier to occur of: (i) the date when the securities have been disposed of under an effective registration statement; (ii) the securities are distributed to the public pursuant to Rule 144; (iii) the securities shall have been transferred and subsequent disposition of them shall not require registration; or (iv) the securities are no longer outstanding.

     (c)  Except for the circumstances discussed or referred to in paragraphs
(a) and (b) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 .        EXHIBIT A - Agreement dated December 24, 1996 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by rule 13d-1(f).


                                  -18 of 22-

                                   SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, correct and complete.

Date: December 24, 1996.
                                  WHEATLEY PARTNERS, L.P.
                                  By: Wheatley Partners LLC, General Partner

                                  By: /s/ Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein, Chief Executive Officer


                                  WHEATLEY PARTNERS LLC

                                  By: /s/ Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein, Chief Executive Officer


                                      /s/ Barry Rubenstein
                                  ---------------------------------------------
                                      Barry Rubenstein, Individually

                                      /s/ Irwin Lieber
                                  ---------------------------------------------
                                      Irwin Lieber, Individually

                                      /s/ Barry Fingerhut
                                  ---------------------------------------------
                                      Barry Fingerhut, Individually

                                      /s/ Seth Lieber
                                  ---------------------------------------------
                                      Seth Lieber, Individually

                                      /s/ Jonathan Lieber
                                  ---------------------------------------------
                                      Jonathan Lieber, Individually

                                      /s/ Matthew A. Smith
                                  ---------------------------------------------
                                      Matthew A. Smith, Individually





                                  -19 of 22-

                                  WHEATLEY MANAGEMENT LTD.

                                  By: /s/ Irwin Lieber
                                      -----------------------------------------
                                      Irwin Lieber, President


                                  WHEATLEY FOREIGN PARTNERS, L.P.
                                  By: Wheatley Partners LLC, General Partner

                                  By: /s/ Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein, Chief Executive Officer


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).









                                  -20 of 22-

                            JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of PMC International, Inc. and that this agreement be included as an Exhibit to such joint filing.

    IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of December, 1996.

                                  WHEATLEY PARTNERS, L.P.
                                  By:  Wheatley Partners LLC, General Partner

                                  By: /s/ Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein, Chief Executive Officer

                                  WHEATLEY PARTNERS LLC

                                  By: /s/ Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein, Chief Executive Officer

                                      /s/ Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein

                                      /s/ Irwin Lieber
                                      -----------------------------------------
                                      Irwin Lieber

                                      /s/ Barry Fingerhut
                                      -----------------------------------------
                                      Barry Fingerhut

                                      /s/ Seth Lieber
                                      -----------------------------------------
                                      Seth Lieber

                                      /s/ Jonathan Lieber
                                      -----------------------------------------
                                      Jonathan Lieber

                                      /s/ Matthew A. Smith
                                      -----------------------------------------
                                      Matthew A. Smith

                                  WHEATLEY MANAGEMENT LTD.

                                  By: /s/ Irwin Lieber
                                      -----------------------------------------
                                      Irwin Lieber, President


                                  WHEATLEY FOREIGN PARTNERS, L.P.
                                  By: Wheatley Partners LLC, General Partner

                                  By: /s/ Barry Rubenstein
                                      -----------------------------------------
                                      Barry Rubenstein, Chief Executive Officer